SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(AMENDMENT NO. 1)*

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DESTINY MEDIA TECHNOLOGIES INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

25063G204
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[     ]     Rule 13d-1(b)
[     ]     Rule 13d-1(c)
[     ]     Rule 13d-1(d)

CUSIP No. 25063G204	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Mark A. Graber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,523,713(1)
	6	SHARED VOTING POWER 461,000(2)
	7	SOLE DISPOSITIVE POWER 4,523,713(1)
	8	SHARED DISPOSITIVE POWER 461,000(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,984,713
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%
12	TYPE OF REPORTING PERSON* IN

(1)	The shares of common stock of the Issuer (the “shares”) set forth in Items (5) and (7) include 4,523,713 Shares directly owned by the Reporting Person.

(2)	The Shares set forth in items (6) and (8) include: (i) 30,000 Shares owned by the Reporting Person’s Spouse; and (ii) 431,000 Shares owned by Four Star Investments, a Texas partnership.

CUSIP No. 25063G204	13G	Page 3 of 5 Pages

Item 1 (a).	Name of Issuer:

Destiny Media Technologies Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

The principal executive office of the Issuer is located at 1110 – 885 West Georgia Street, Vancouver, BC V6C 3E8

Item 2 (a).	Name of Person Filing:

Mark A. Graber

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office or residence of the Reporting Person is 56 Oakwell Farms Parkway, San Antonio, Texas 78218

Item 2 (c).	Citizenship:

United States of America

Item 2 (d).	Title of Class of Securities:

This Schedule 13G Statement relates to the Issuer’s common stock, $0.001 par value (the “Stock”).

Item 2 (e).	CUSIP Number:

The CUSIP number of the Stock is 25063G204.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment plan in accordance with § 240.13d- 1(b)(1)(ii)(F);
(g)	[ ]	a parent holding company or control person, in accordance with § 240.13d- 1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

CUSIP No. 25063G204	13G	Page 4 of 5 Pages

Item 4.	Ownership.

The percentages set forth herein are calculated based upon the statement in the Issuer's most recent Annual Report on Form 10-K, as filed with the SEC on November 29, 2017, that there were 55,013,874 shares of the common stock of the Issuer outstanding as of November 29, 2017.

(a)	Amount beneficially owned: 4,984,713

(b)	Percent of class: 9.1%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 4,523,713

	(ii)	Shared power to vote or to direct the vote: 461,000

	(iii)	Sole power to dispose or to direct the disposition of: 4,523,713

	(iv)	Shared power to dispose or to direct the disposition of: 461,000

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25063G204	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 4, 2018
Signature:	/s/ Mark A. Graber

Name:	Mark A. Graber
Title: